                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 30549

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File No.:  1-08734

                           MEDCO 401 (k) SAVINGS PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)

                                MERCK & CO., INC.
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

                                  P.O. Box 100
                      Whitehouse Station, New Jersey 08889
--------------------------------------------------------------------------------
                     (address of principal executive office)

                            Medco 401(k) Savings Plan

              Financial Statements as of December 31, 1998 and 1997

                                  Together with

                    Report of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Retirement Committee of

     Medco 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Medco 401 (k) Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                       /s/ Arthur Andersen LLP
                                                           -------------------
                                                           Arthur Andersen LLP

New York, New York
May 14, 1999

                            MEDCO 401(k) SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            AS OF DECEMBER 31, 1998


                             MERCK COMMON STOCK FUND

                                                                                MERCK COMMON STOCK FUND
                                                                          -----------------------------------
                                                                          (NON-PARTICIPANT      (PARTICIPANT         T. ROWE PRICE
                                                                            DIRECTED; SEE       DIRECTED; SEE         BLUE CHIP
                                                          TOTAL                NOTE 1)              NOTE 1)           GROWTH FUND
                                                          -----                -------              -------           -----------
December 31, 1998
-----------------
Assets
Investments, at market value                           $291,049,437         $ 77,619,149         $127,602,308         $ 38,847,928
                                                       ------------         ------------         ------------         ------------

Receivables
     Employer's contributions                               589,656                   --              511,080                9,281
     Participants' contributions                            861,721                   --              584,596              177,938
     Accrued interest and dividends                         734,305              277,692              456,613                   --
                                                       ------------         ------------         ------------         ------------
        Total receivables                                 2,185,682              277,692            1,552,289              187,219
                                                       ------------         ------------         ------------         ------------
             Net assets available for benefits         $293,235,119         $ 77,896,841         $129,154,597         $ 39,035,147
                                                       ============         ============         ============         ============



                                                            FIDELITY
                                                             EQUITY-
                                                           INCOME FUND
                                                           -----------
December 31, 1998
-----------------
Assets
Investments, at market value                                $    894,660
                                                            ------------

Receivables
     Employer's contributions                                      4,230
     Participants' contributions                                   4,098
     Accrued interest and dividends                                   --
                                                            ------------
        Total receivables                                          8,328
                                                            ------------
             Net assets available for benefits              $    902,988
                                                            ============



         The accompanying notes to financial statements are an integral part of this financial statement.

                           MEDCO 401(k) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                            AS OF DECEMBER 31, 1998

                                                                     FIDELITY                       T. ROWE PRICE
                                                      VANGUARD       GROWTH &     T. ROWE PRICE        MID-CAP           EUROPACIFIC
                                                    U.S. GROWTH       INCOME       NEW INCOME          GROWTH               GROWTH
                                                     PORTFOLIO      PORTFOLIO         FUND               FUND                 FUND
                                                     ---------      ---------     -------------     -------------      -------------
December 31, 1998                                                                                 (Participant directed; see Note 1)
-----------------
Assets
Investments, at market value                        $3,202,030      $2,543,500      $7,062,858         $1,343,734         $  908,656
                                                    ----------      ----------      ----------         ----------         ----------

Receivables

     Employer's contributions                            7,641           8,271           2,631              5,450              2,834
     Participants' contributions                        14,667          11,650          32,351              6,155              4,162
     Accrued interest and dividends                         --              --              --                 --                 --
                                                    ----------      ----------      ----------         ----------         ----------
        Total receivables                               22,308          19,921          34,982             11,605              6,996
                                                    ----------      ----------      ----------         ----------         ----------
             Net assets available for benefits      $3,224,338      $2,563,421      $7,097,840         $1,355,339         $  915,652
                                                    ==========      ==========      ==========         ==========         ==========



         The accompanying notes to financial statements are an integral part of this financial statement.

                           MEDCO 401(k) SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            AS OF DECEMBER 31, 1998

                                                  THE GEORGE       FIDELITY         SPARTAN          FIDELITY
                                                    PUTNAM        RETIREMENT      U.S. EQUITY        LOW-PRICED          FRANKLIN
                                                   FUND OF          MONEY            INDEX            STOCK              SMALL CAP
                                                   BOSTON A         MARKET            FUND            FUND            GROWTH FUND I
December 31, 1998
-----------------
Assets
Investments, at market value                     $   659,777      $17,130,097      $ 2,108,356       $ 1,367,419       $ 1,246,750
                                                 -----------      -----------      -----------       -----------       -----------

Receivables
     Employer's contributions                          2,738            3,482            7,403             6,507             5,156
     Participants' contributions                       3,022           78,463            9,657             6,263             5,711
     Accrued interest and dividends                       --               --               --                --                --
                                                 -----------      -----------      -----------       -----------       -----------
        Total receivables                              5,760           81,945           17,060            12,770            10,867
                                                 -----------      -----------      -----------       -----------       -----------
             Net assets available for benefits   $   665,537      $17,212,042      $ 2,125,416       $ 1,380,189       $ 1,257,617
                                                 ===========      ===========      ===========       ===========       ===========



         The accompanying notes to financial statements are an integral part of this financial statement.

                           MEDCO 401(k) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            AS OF DECEMBER 31, 1998




                                                             TEMPLETON
                                                 PUTNAM      DEVELOPING   T. ROWE PRICE
                                                 VOYAGER      MARKETS        DIVIDEND     PARTICIPANTS'
                                                  FUND A      TRUST I      GROWTH FUND    LOAN ACCOUNT
December 31, 1998
-----------------
Assets
Investments, at market value                    $1,294,804    $375,211      $885,920      $5,956,280
                                                ----------    --------      --------      ----------

Receivables
     Employer's contributions                        7,077       2,752         3,123              --
     Participants' contributions                     5,931       1,719         4,058         (88,720)
     Accrued interest and dividends                     --          --            --              --
                                                ----------    --------      --------      ----------
        Total receivables                           13,008       4,471         7,181         (88,720)
                                                ----------    --------      --------      ----------
           Net assets available for benefits    $1,307,812    $379,682      $893,101      $5,867,560
                                                ==========    ========      ========      ==========


 The accompanying notes to financial statements are an integral part of this financial statement.

                            MEDCO 401(k) SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            AS OF DECEMBER 31, 1997

                                                                          MERCK COMMON STOCK FUND
                                                                     -----------------------------------
                                                                     (NON-PARTICIPANT      (PARTICIPANT       T. ROWE PRICE
                                                                       DIRECTED; SEE       DIRECTED; SEE       BLUE CHIP
                                                       TOTAL              NOTE 1)             NOTE 1)          GROWTH FUND
                                                       -----              -------             -------         -----------
December 31, 1997
-----------------
Assets
Investments, at market value                         $193,366,663          $56,891,975       $82,398,981       $31,077,897
                                                     ------------          -----------       -----------       -----------

Receivables

       Employer's contributions                         1,576,870            1,576,870                 -                 -
       Participants' contributions                        588,003                    -           305,605           181,838
       Accrued interest and dividends                     584,654              238,792           345,862                 -
                                                     ------------          -----------       -----------       -----------
          Total receivables                             2,749,527            1,815,662           651,467           181,838
                                                     ------------          -----------       -----------       -----------
          Net assets available for benefits          $196,116,190          $58,707,637       $83,050,448       $31,259,735
                                                     ============          ===========       ===========       ===========



                                                     T. ROWE PRICE      GUARANTEED           PRIME
                                                     NEW INCOME          INVESTMENT          RESERVE        PARTICIPANTS'
                                                        FUND             CONTRACT             FUND         LOAN ACCOUNT
                                                       ----              --------             ----         ------------
December 31, 1997                                        Participant directed; see Note 1)
-----------------
Assets
Investments, at market value                         $6,035,721          $8,625,494       $4,836,984        $3,499,611
                                                     ----------          ----------       ----------        ----------

Receivables

       Employer's contributions                               -                   -                -                 -
       Participants' contributions                       37,128              73,290           51,132           (60,990)
       Accrued interest and dividends                         -                   -                -                 -
                                                     ----------          ----------       ----------        ----------
          Total receivables                              37,128              73,290           51,132           (60,990)
                                                     ----------          ----------       ----------        ----------
          Net assets available for benefits          $6,072,849          $8,698,784       $4,888,116        $3,438,621
                                                     ==========          ==========       ==========        ==========




         The accompanying notes to financial statements are an integral part of this financial statement.

                            MEDCO 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       FOR THE YEAR ENDED DECEMBER 31, 1998






                                                                             MERCK COMMON STOCK FUND
                                                                        -------------------------------------
                                                                        (NON-PARTICIPANT        (PARTICIPANT
                                                                          DIRECTED; SEE         DIRECTED; SEE
YEAR ENDED DECEMBER 31, 1998                           TOTAL                 NOTE 1)               NOTE 1)
----------------------------
Additions to net assets attributed to:
    Investment income
      Net appreciation (depreciation) in
        market value of investments                $  63,426,415          $  21,380,401          $  33,383,891
      Interest                                           971,912                341,060                532,540
      Dividends                                        4,750,761                783,202              1,272,922
                                                   -------------          -------------          -------------
        Total investment income (loss)                69,149,088             22,504,663             35,189,353
                                                   -------------          -------------          -------------

    Contributions to the Plan
      By participants                                 27,274,110                     --             12,546,668
      By employer                                     11,208,981                     --              9,715,275
                                                   -------------          -------------          -------------
        Total contributions                           38,483,091                     --             22,261,943
                                                   -------------          -------------          -------------
            Total additions                          107,632,179             22,504,663             57,451,296
                                                   -------------          -------------          -------------

Deductions from net assets attributed to:

Benefits paid to participants                         (9,847,116)            (2,361,803)            (3,687,777)
                                                   -------------          -------------          -------------
Transfers among funds and Plans:
    Net reallocations                                   (666,134)              (190,729)            (6,468,119)
    Loans to participants                                     --             (1,253,637)            (1,957,459)
    Loan repayments by participants                           --                490,710                766,208
                                                   -------------          -------------          -------------
      Net transfers among funds and Plans               (666,134)              (953,656)            (7,659,370)
                                                   -------------          -------------          -------------
            Total deductions and net
             transfers among funds & Plans           (10,513,250)            (3,315,459)           (11,347,147)
                                                   -------------          -------------          -------------
              Net increase (decrease)                 97,118,929             19,189,204             46,104,149
Net assets available for benefits
             Beginning of year                       196,116,190             58,707,637             83,050,448
                                                   -------------          -------------          -------------
              End of year                          $ 293,235,119          $  77,896,841          $ 129,154,597
                                                   =============          =============          =============





                                                         T. ROWE PRICE           FIDELITY
                                                            BLUE CHIP             EQUITY-
YEAR ENDED DECEMBER 31, 1998                               GROWTH FUND          INCOME FUND
----------------------------
Additions to net assets attributed to:                    (PARTICIPANT DIRECTED; SEE NOTE 1)
    Investment income
      Net appreciation (depreciation) in
        market value of investments                    $   8,202,741           $    (13,217)
      Interest                                                46,229                    852
      Dividends                                              621,148                 40,085
                                                       -------------           ------------
        Total investment income (loss)                     8,870,118                 27,720
                                                       -------------           ------------

    Contributions to the Plan
      By participants                                      5,256,207                338,134
      By employer                                            176,416                 80,411
                                                       -------------           ------------
        Total contributions                                5,432,623                418,545
                                                       -------------           ------------
            Total additions                               14,302,741                446,265
                                                       -------------           ------------

Deductions from net assets attributed to:

Benefits paid to participants                             (1,106,633)                (4,375)
                                                       -------------           ------------
Transfers among funds and Plans:
    Net reallocations                                     (5,030,770)               462,647
    Loans to participants                                   (614,190)               (19,441)
    Loan repayments by participants                          224,264                 17,892
                                                       -------------           ------------
      Net transfers among funds and Plans                 (5,420,696)               461,098
                                                       -------------           ------------
            Total deductions and net
             transfers among funds & Plans                (6,527,329)               456,723
                                                       -------------           ------------
              Net increase (decrease)                      7,775,412                902,988
Net assets available for benefits
             Beginning of year                            31,259,735                     --
                                                       -------------           ------------
              End of year                              $  39,035,147           $    902,988
                                                       =============           ============


         The accompanying notes to financial statements are an integral part of this financial statement.

                            MEDCO 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                          FIDELITY                     T. ROWE PRICE
                                                         VANGUARD         GROWTH &     T. ROWE PRICE      MID-CAP       EUROPACIFIC
                                                        U.S. GROWTH        INCOME       NEW INCOME        GROWTH          GROWTH
YEAR ENDED DECEMBER 31, 1998                             PORTFOLIO       PORTFOLIO         FUND            FUND            FUND

                                                                                (PARTICIPANT DIRECTED; SEE NOTE 1)
                                                        ----------------------------------------------------------------------------
Additions to net assets attributed to:
      Investment income
        Net appreciation (depreciation) in
          market value of investments                   $   273,718     $   208,204     ($  201,925)    $   112,108     ($   22,411)
        Interest                                              3,550           1,679           8,675           1,418             705
        Dividends                                           188,646         116,923         514,775          27,315          47,417
                                                        -----------     -----------     -----------     -----------     -----------
          Total investment income (loss)                    465,914         326,806         321,525         140,841          25,711
                                                        -----------     -----------     -----------     -----------     -----------
      Contributions to the Plan
        By participants                                     812,042       1,084,778         454,489         252,372
                                                                                                                          1,083,972
        By employer                                         145,243          50,020         103,602          53,880
                                                        -----------     -----------     -----------     -----------     -----------
                                                                                                                            157,224
          Total contributions                               957,285       1,241,196       1,134,798         558,091         306,252
                                                        -----------     -----------     -----------     -----------     -----------
              Total additions                             1,423,199       1,568,002       1,456,323         698,932         331,963
                                                        -----------     -----------     -----------     -----------     -----------

Deductions from net assets attributed to:
Benefits paid to participants                               (55,705)       (115,884)       (324,858)         (3,252)        (32,710)
                                                        -----------     -----------     -----------     -----------     -----------
Transfers among funds and Plans:
      Net reallocations                                   1,875,814       1,149,131           1,305         670,109         611,014
      Loans to participants                                 (41,057)        (46,246)       (143,361)        (22,803)         (5,029)
      Loan repayments by participants                        22,087           8,418          35,582          12,353          10,414
                                                        -----------     -----------     -----------     -----------     -----------
        Net transfers among funds and Plans               1,856,844       1,111,303        (106,474)        659,659         616,399
                                                        -----------     -----------     -----------     -----------     -----------
              Total deductions and net
               transfers among funds & Plans              1,801,139         995,419        (431,332)        656,407         583,689
                                                        -----------     -----------     -----------     -----------     -----------
                Net increase (decrease)                   3,224,338       2,563,421       1,024,991       1,355,339         915,652
Net assets available for benefits
                Beginning of year                                 -               -       6,072,849               -               -
                                                        -----------     -----------     -----------     -----------     -----------

                End of year                             $ 3,224,338     $ 2,563,421     $ 7,097,840     $ 1,355,339     $   915,652
                                                        ===========     ===========     ===========     ===========     ===========

               The accompanying notes to financial statements are
                 an integral part of this financial statement.

                            MEDCO 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                   THE GEORGE         FIDELITY          SPARTAN         FIDELITY
                                                     PUTNAM          RETIREMENT       U.S. EQUITY      LOW-PRICED        FRANKLIN
                                                     FUND OF           MONEY             INDEX            STOCK          SMALL CAP
YEAR ENDED DECEMBER 31, 1998                         BOSTON A          MARKET            FUND             FUND         GROWTH FUND I

                                                                         (PARTICIPANT DIRECTED; SEE NOTE 1)
                                                   ---------------------------------------------------------------------------------
Additions to net assets attributed to:
      Investment income
        Net appreciation (depreciation) in
          market value of investments              ($    27,523)    $          -     $    258,295     ($   157,111)    ($    33,659)
        Interest                                            955           29,557              724            1,207              964
        Dividends                                        52,390          807,621           26,656          102,035           17,181
                                                   ------------     ------------     ------------     ------------     ------------
          Total investment income (loss)                 25,822          837,178          285,675          (53,869)         (15,514)
                                                   ------------     ------------     ------------     ------------     ------------
      Contributions to the Plan
        By participants                                 274,094        2,513,827          734,613          472,422          436,299
        By employer                                      52,051           66,184          140,734          123,697           98,015
                                                   ------------     ------------     ------------     ------------     ------------
          Total contributions                           326,145        2,580,011          875,347          596,119          534,314
                                                   ------------     ------------     ------------     ------------     ------------
              Total additions                           351,967        3,417,189        1,161,022          542,250          518,800
                                                   ------------     ------------     ------------     ------------     ------------

Deductions from net assets attributed to:
Benefits paid to participants                           (59,332)      (1,552,514)          (1,443)          (7,633)         (60,932)
                                                   ------------     ------------     ------------     ------------     ------------
Transfers among funds and Plans:
      Net reallocations                                 387,961       15,671,584          995,050          844,334          805,604
      Loans to participants                             (17,061)        (462,104)         (36,286)          (6,652)         (23,695)
      Loan repayments by participants                     2,002          137,887            7,073            7,890           17,840
                                                   ------------     ------------     ------------     ------------     ------------

        Net transfers among funds and Plans             372,902       15,347,367          965,837          845,572          799,749
                                                   ------------     ------------     ------------     ------------     ------------
              Total deductions and net
               transfers among funds & Plans            313,570       13,794,853          964,394          837,939          738,817
                                                   ------------     ------------     ------------     ------------     ------------
                Net increase (decrease)                 665,537       17,212,042        2,125,416        1,380,189        1,257,617
Net assets available for benefits
                Beginning of year                             -                -                -                -                -
                                                   ------------     ------------     ------------     ------------     ------------

                End of year                        $    665,537     $ 17,212,042     $  2,125,416     $  1,380,189     $  1,257,617
                                                   ============     ============     ============     ============     ============

               The accompanying notes to financial statements are
                 an integral part of this financial statement.

                            MEDCO 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                   TEMPLETON
                                                    PUTNAM         DEVELOPING      T. ROWE PRICE     GUARANTEED        PRIME
                                                    VOYAGER         MARKETS          DIVIDEND        INVESTMENT       RESERVE
YEAR ENDED DECEMBER 31, 1998                        FUND A          TRUST I         GROWTH FUND       CONTRACT          FUND
----------------------------                        ------          -------         -----------       --------          ----
Additions to net assets attributed to:                                  (Participant directed; see Note 1)
                                                 -------------------------------------------------------------------------------
      Investment income
        Net appreciation (depreciation) in
          market value of investments            $    55,248      ($   28,092)     $    35,747      $         0      $         0
        Interest                                         890              466              441                0                0
        Dividends                                     85,587            5,970           40,888                0                0
                                                 -------------------------------------------------------------------------------
          Total investment income (loss)             141,725          (21,656)          77,076                0                0
                                                 -------------------------------------------------------------------------------

      Contributions to the Plan
        By participants                              562,192          187,367          264,634                0                0
        By employer                                  134,537           52,321           59,371                0                0
                                                 -------------------------------------------------------------------------------
          Total contributions                        696,729          239,688          324,005                0                0
                                                 -------------------------------------------------------------------------------
              Total additions                        838,454          218,032          401,081                0                0
                                                 -------------------------------------------------------------------------------

Deductions from net assets attributed to:
Benefits paid to participants                        (54,737)         (13,501)         (18,103)               0                0
                                                 -------------------------------------------------------------------------------
Transfers among funds and Plans:
      Net reallocations                              522,238          176,382          500,869       (8,698,784)      (4,888,116)
      Loans to participants                           (3,991)          (6,922)          (5,509)               0                0
      Loan repayments by participants                  5,848            5,691           14,763                0                0
                                                 -------------------------------------------------------------------------------
        Net transfers among funds and Plans          524,095          175,151          510,123       (8,698,784)      (4,888,116)
                                                 -------------------------------------------------------------------------------
              Total deductions and net
               transfers among funds & Plans         469,358          161,650          492,020       (8,698,784)      (4,888,116)
                                                 -------------------------------------------------------------------------------

                Net increase (decrease)            1,307,812          379,682          893,101       (8,698,784)      (4,888,116)
Net assets available for benefits
                Beginning of year                          -                -                -        8,698,784        4,888,116
                                                 -------------------------------------------------------------------------------

                End of year                      $ 1,307,812      $   379,682      $   893,101      $         0      $         0
                                                 ===============================================================================



  The accompanying notes to financial statements are an integral part of this financial statement.

                            MEDCO 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                     PUTNAM
                                                                  PARTICIPANTS'
YEAR ENDED DECEMBER 31, 1998                                       LOAN ACCOUNT
----------------------------                                       ------------
Additions to net assets attributed to:
      Investment income
        Net appreciation (depreciation) in
          market value of investments                             $          --
        Interest                                                             --
        Dividends                                                            --
                                                                  -------------
          Total investment income (loss)                                     --
                                                                  -------------

      Contributions to the Plan
        By participants                                                      --
        By employer                                                          --
                                                                  -------------
          Total contributions                                                --
                                                                  -------------
              Total additions                                                --
                                                                  -------------

Deductions from net assets attributed to:
Benefits paid to participants                                          (385,924)
                                                                  -------------
Transfers among funds and Plans:
      Net reallocations                                                 (63,658)
      Loans to participants                                           4,665,443
      Loan repayments by participants                                (1,786,922)
                                                                  -------------
        Net transfers among funds and Plans                           2,814,863
                                                                  -------------
              Total deductions and net
               transfers among funds & Plans                          2,428,939
                                                                  -------------

                Net increase (decrease)                               2,428,939
Net assets available for benefits
                Beginning of year                                     3,438,621
                                                                  -------------

                End of year                                       $   5,867,560
                                                                  =============




  The accompanying notes to financial statements are an integral part of this financial statement.

                            MEDCO 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1)      DESCRIPTION OF THE PLAN:

         The following description of the Medco 401(k) Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

         GENERAL - -

         Effective January 1, 1989, Medco Containment Services, Inc. (the "Company"), which changed its name and corporate structure to Merck-Medco Managed Care, L.L.C., effective January 1, 1997, established the Plan under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or defined arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is a defined contribution plan covering substantially all employees of the Company and certain subsidiaries, other than certain employees subject to collective bargaining agreements, who have completed one year of service and attained the age of twenty-one. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         The Plan was amended as a result of the merger, effective November 18, 1993, by and between the Company and a subsidiary of Merck & Co., Inc. ("Merck"). The amendment provides participants with an option to invest all or part of their contributions in the common stock of Merck.

         CONTRIBUTIONS - -

         Plan participants can contribute an amount up to 15% of base compensation as defined by the Plan (up to 10% if a highly compensated employee as defined by the IRC) subject to certain limitations under the IRC.

         During 1998, the Company matched 100% of employee contributions for the first 3% of base compensation deferred and 50% of employee contributions for the next 3% deferred. Participants had the option to invest all Company matching contributions in any of the available fund options (participant directed). The Company eliminated the Bonus Matching Contribution.

         During 1997, the Company matched 50% of employee contributions up to 4% of base compensation deferred. Company contributions were invested in Merck Common Stock (non-participant directed). In addition, the Company provided a Bonus Matching Contribution on behalf of each participant of 100% of each participant's contribution, up to $200 per participant, subject to certain conditions as defined in the provisions of the Plan.

         The Plan is administered by the Retirement Committee which is appointed by the Board of Directors of the Company. The expenses incurred in connection with the operation of the Plan are expenses of the Plan and payable from the assets thereon. The Company has the option to pay such expenses. For the year ended December 31, 1998, all such expenses incurred were paid by the Company.


         INVESTMENT OPTIONS - -

         Upon enrollment in the Plan, each participant shall direct their contributions to be invested in 1% increments in any of the investment programs including Merck Common Stock (participant directed) managed by Fidelity Institutional Retirement Services Company. If a participant does not designate a fund, the Plan will automatically allocate a participant contribution to the Fidelity Retirement Money Market Fund. Such designation may be revised by participants on a daily basis. Participants should refer to each investment fund's prospectus for a more complete description of the risks and strategies associated with each fund.

         On December 31, 1997, all net assets, except for the Guaranteed Investment Contract and the Prime Reserve Fund, were transferred to a new custodian, Fidelity Institutional Retirement Services Company. As part of this transfer, all net assets within the Growth Stock Fund were transferred to the T. Rowe Price Blue Chip Growth Fund. There was no effect on the remaining funds as a result of this transfer.

         The investment options of the Plan, as described in the Plan document, are as follows:

         o        Guaranteed Investment Contract:

                  The guaranteed investment contract ("GIC"), managed by the Hartford Life Insurance Company ("Hartford"), invests primarily in insurance sub-contracts which pay interest at a predetermined rate for a specific period of time. As these sub-contracts mature at various times, the actual rate of return is a blend of the individual sub-contract rates at any point in time. As of December 31, 1997, the GIC consisted of six Hartford sub-contracts with an average interest rate of 6.25%.

                  This investment option was eliminated from the plan effective January 2, 1998. The liquidated value was wired to the Fidelity Retirement Money Market account.

         o        Prime Reserve Fund:

                  Invested primarily in short-term money market securities.

                  This investment option was eliminated from the plan effective January 2, 1998. The liquidated value was wired to the Fidelity Retirement Money Market account.

         o        Merck Common Stock Fund:

                  The Merck Common Stock Fund invests primarily in Merck common stock and a small portion of money market instruments for liquidity. This liquidity allows for daily trading in the fund. Ownership is measured in units rather than shares. An investment in this option allows the participant to become a stockholder and part owner of the Company. The value of the investment can go up or down depending on general factors affecting the stock market and specific factors affecting the Company's business. This is neither a mutual fund nor a diversified or managed investment option. Investing in a non-diversified single stock involves more investment risk than investing in a diversified fund.

         o        T. Rowe Price Blue Chip Growth Fund:

                  The T. Rowe Price Blue Chip Growth Fund seeks to provide long-term growth of capital. The fund invests primarily (at least 65% of its assets) in common stocks of large and medium-sized blue chip companies that have the potential for above-average earnings growth and are well established in their respective industries. The fund may also invest in convertible stocks and bonds, preferred stocks, bonds and warrants. Up to 20% of assets (excluding reserves) may be invested in foreign securities, which may be subject to currency risks and political and sovereign risks of the home country.

         o        T. Rowe Price New Income Fund:

                  The T. Rowe Price New Income Fund is a bond fund that seeks to provide the highest level of income consistent with preservation of capital by purchasing securities that have been rated as investment-grade by Standard & Poor's, Moody's or Fitch Investor Services. The fund invests at least 80% of its assets in income-producing investment-grade debt securities including U.S. government and agency securities, corporate bonds, bank obligations and utilities. The fund's dollar-weighted average maturity is generally expected to be between four and fifteen years.

         The following investment options were added to the Plan effective January 1, 1998:

         o        Fidelity Equity-Income Fund:

                  Funds are invested in income-producing equity securities. Normally, at least 65% of the fund's assets will be invested in income producing equity securities. The fund has the flexibility to invest the balance in all types of domestic and foreign securities, including bonds.

         o        Vanguard U.S. Growth Portfolio:

                  The Vanguard U.S. Growth Portfolio seeks to provide long-term capital growth by investing in equity securities of large, established U.S. companies that have good growth records, strong market positions and have exhibited long-term financial strength to provide potential long-term growth.

         o        Fidelity Growth & Income Portfolio:

                  Funds are invested primarily in U.S. and foreign stocks, focusing on those that pay current dividends and offer potential growth of earnings such as common stocks, convertible securities, preferred stocks and warrants.

         o        T. Rowe Price Mid-Cap Growth Fund:

                  The T. Rowe Price Mid-Cap Growth Fund seeks to provide long-term capital appreciation by investing primarily in the stock of medium-sized (mid-cap) growth companies that offer the potential for above-average earnings growth. The fund focuses on companies that are no longer considered new or emerging, but are well-established. It may also invest in convertible securities, warrants and foreign securities, which are subject to greater risks.

         o        Fund EuroPacific Growth:

                  This fund seeks long-term capital growth by investing primarily in securities of companies outside the United States. Normally, at least 65% of the fund's total assets will be invested in Europe or the Pacific Basin. The Pacific Basin is generally defined as those countries bordering the Pacific Ocean and includes, but is not limited to Australia, Canada, Japan, Malaysia and Singapore. The fund may also invest in convertible securities, debt and government securities and preferred stock. Foreign investments, especially in developing countries, involve greater risks and may offer greater potential.

         o        The George Putnam Fund of Boston A:

                  This fund seeks to provide a balanced investment comprised of a well-diversified portfolio of stocks and bonds that will produce both capital growth and current income. Normally, no more than 75% of the fund's assets will be invested in common stocks and convertible securities.

         o        Fidelity Retirement Money Market:

                  Funds are invested in high-quality U.S. dollar-denominated money market instruments of U.S. and foreign issuers. Normally, the fund intends to invest more than 25% of its total assets in obligations of institutions in the financial services industry.

         o        Spartan U.S. Equity Index Fund:

                  This fund seeks to provide investment results that correspond to the total return performance of common stocks traded in the United States. Funds are primarily invested in securities of the companies which comprise the S&P 500 index.

         o        Fidelity Low-Priced Stock Fund:

                  This fund seeks capital appreciation by investing mainly in low-priced domestic and foreign common stocks ($35 or less at time of purchase). Foreign securities may involve a higher degree of risk. This fund charges a redemption fee to discourage short-term buying and selling of fund shares. If fund shares are sold after being held for less than 90 days, the fund will deduct a redemption fee from participants' accounts equal to 1.5% of the value of the shares sold.

         o        Franklin Small Cap Growth Fund I:

                  This fund seeks long-term capital growth by investing primarily in stocks of companies with market capitalization of less than $1.5 billion at the time of the investment. Although the fund's assets are invested primarily in small companies, it may invest up to 35% of its total assets in larger capitalized companies with strong growth potential, in relatively well-known larger companies in mature industries with potential for capital appreciation, and in corporate debt securities, including bonds, notes and debentures if deemed appropriate. The fund may also invest up to 25% of its total assets in foreign securities, which may involve greater risks.

                  Effective January 1, 1999, the Franklin Small Cap Growth Fund I shares were changed to Class A.

         o        Putnam Voyager Fund A:

                  This fund seeks capital appreciation by investing primarily in common stocks of companies that have potential for capital appreciation which is significantly greater than that of the market averages. The fund may also invest in convertible bonds, convertible preferred stocks, warrants, preferred stocks, money market instruments and debt securities. The fund may invest up to 20% of its total assets in securities principally traded in foreign markets. Foreign securities are subject to currency, political, financial or sovereign risks of the issuer's home country.

         o        Templeton Developing Markets Trust I:

                  This fund seeks long-term capitalization by investing in equity securities of emerging market countries. The fund may invest up to 35% of its total assets in debt securities, including bonds, notes, debentures, commercial paper, certificates of deposit, time deposits and bankers' acceptances. Foreign investments may involve greater risks.

                  Effective January 1, 1999, the Templeton Developing Markets Trust I shares were changed to Class A.

         o        T. Rowe Price Dividend Growth Fund:

                  This fund seeks to provide increasing dividend income over time, long-term capital appreciation and reasonable current income through investments primarily in dividend-paying stocks. The fund may also invest in bonds and foreign securities.

         VESTING - -

         Participants are immediately vested in their contributions plus actual earnings thereon. Participants with an employment commencement date before January 1, 1993 became 100% vested on January 1, 1998. Participants with an employment commencement date on or after January 1, 1993 become vested in Company contributions as follows:

                                   Years of Service             % Vested

                        -------------------------------------------------
                        Less than 2 years                             0%
                        2 years but less than 3                      25%
                        3 years but less than 4                      50%
                        4 years but less than 5                      75%
                        5 years or more                             100%


         At December 31, 1998, forfeited nonvested accounts totaled $798,038. These accounts will be used to reduce future Company contributions.

         PARTICIPANTS' LOAN ACCOUNT - -

         Participants who are active employees may borrow up to 50% of their total vested balance, provided such loan does not exceed $50,000. The minimum loan amount is $1,000. All loans bear interest at a rate similar to that charged by commercial lenders at the time of the loan application. For the year ended December 31, 1998, the interest rate on all participant loans was 9.5%. Loans are repaid over a period of one to five years, or up to thirty years if the loan is used to purchase a home to be the participant's principal residence.

         BENEFITS PAID TO PARTICIPANTS - -

         In-service and termination distributions are made throughout the year in accordance with applicable Plan provisions. The Company instituted a voice response system effective January 1, 1998, which ensures that distributions are requested and paid on the same day. As such, at December 31, 1998, there were no distributions in process included in net assets available for benefits. At December 31, 1997, net assets available for benefits included distributions in process of $76,045.

         DIVIDEND RECEIVABLE - -

         The Plan recorded a dividend receivable for the Merck Common Stock Fund. Merck declared the dividend for holders on record as of December 4, 1998. The dividend was paid on January 4, 1999.

         USE OF ESTIMATES - -

         The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.


(2)      SUMMARY OF ACCOUNTING POLICIES:

         The financial statements of the Plan have been prepared on the accrual basis of accounting. The investments of the Plan are stated at quoted market value except for the GIC which is stated at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals. Contract value of the GIC approximates fair value as reported to the Plan by Hartford. Participant notes are valued at cost which approximates fair value. Dividend income is recorded on the ex-dividend date. The appreciation in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statement of changes in net assets available for benefits.

(3)      PLAN TERMINATION:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

(4)      INCOME TAX STATUS:

         The trust established under the Plan is qualified under the IRC as exempt from Federal income taxes and the Plan received a favorable determination letter from the Internal Revenue Service ("IRS") on June 26, 1992. Prior to December 31, 1994, the Plan was amended to meet certain requirements of the Tax Reform Act of 1986. The Plan was restated as of January 1, 1998. The Plan administrator is of the opinion that the Plan meets the IRS requirements and, therefore, the trust continues to be tax exempt. As a result, no provision for income taxes has been made.

(5)      OTHER MATTERS:

         For the 1998 plan year, net transfers among funds and plans equaled $666,134. This amount primarily consists of a transfer, totaling $662,160, between the Plan and the Merck & Co., Inc. ("Merck") Employee Savings and Security Plan for the employees who were transferred to Merck during 1998. The remaining amounts relate to miscellaneous transfers.

(6)      PARTY-IN-INTEREST:

         All party-in-interest transactions are set forth on the attached schedules.

(7)      PROHIBITED TRANSACTIONS:

         There were no prohibited transactions during 1998.

                                                                     SCHEDULE I
                                                                 EIN: 22-3461740
                                                                   PLAN NO.: 003




                          MEDCO 401(k) SAVINGS PLAN

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS OF DECEMBER 31, 1998


                                                               NUMBER OF
                                                            UNITS/SHARES AT
NAME OF ISSUER AND TITLE OF ISSUE                           CLOSE OF PERIOD             COST                CURRENT VALUE
---------------------------------                           ---------------             ----                -------------
Merck Common Stock Fund*                                            8,141,578         $ 87,458,800           $ 205,221,457
T. Rowe Price Blue Chip Growth Fund                                 1,269,540           31,392,294              38,847,928
Fidelity Equity-Income Fund                                            16,105              897,011                 894,660
Vanguard U.S. Growth Portfolio                                         85,410            2,932,058               3,202,030
Fidelity Growth & Income Portfolio                                     55,486            2,336,143               2,543,500
T. Rowe Price New Income Fund                                         801,686            7,246,511               7,062,858
T. Rowe Price Mid-Cap Growth Fund                                      39,429            1,236,971               1,343,734
EuroPacific Growth Fund                                                31,995              907,622                 908,656
The George Putnam Fund of Boston A                                     36,573              679,461                 659,777
Fidelity Retirement Money Market                                   17,130,097           17,130,097              17,130,097
Spartan U.S. Equity Index Fund                                         47,961            1,863,533               2,108,356
Fidelity Low-Priced Stock Fund                                         59,843            1,508,458               1,367,419
Franklin Small Cap Growth Fund I                                       55,240            1,259,183               1,246,750
Putnam Voyager Fund A                                                  59,070            1,231,080               1,294,804
Templeton Developing Markets Trust I                                   36,428              399,314                 375,211
T. Rowe Price Dividend Growth Fund                                     40,251              850,690                 885,920
Participants' Loan Account (with interest of 9.5%)                     --                5,956,280               5,956,280
                                                                                     -------------           -------------
                   Total investments                                                 $ 165,285,506           $ 291,049,437
                                                                                     =============           =============

* Denotes a party-in-interest to the Plan.




         The accompanying notes to financial statements are an integral part of this schedule.

                                                                     Schedule II

                                                                 EIN: 22-3461740
                                                                   Plan No.: 003

                                MEDCO 401(k) SAVINGS PLAN
                  ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS (A)
                         FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                         Current
                                                                                                        Value of
                                                                                                        Asset on
                                             Purchase            Selling             Cost of          Transaction            Net
              Description                     Price               Price               Asset                Date             Gain
------------------------------------------------------------------------------------------------------------------------------------
Merck Common Stock*

235 purchase transactions                   $50,918,043         $        --         $50,918,043         $50,918,043      $        --
224 sales transactions                               --          39,724,101          23,169,779          39,724,101       16,554,322

Fidelity Retirement Money Market

235 purchase transactions                    40,937,657                  --          40,937,657          40,937,657               --
221 sales transactions                               --          23,807,560          23,807,560          23,807,560               --

T. Rowe Price Blue Chip Growth Fund

232 purchase transactions                     8,783,378                  --           8,783,378           8,783,378               --
221 sales transactions                               --           9,216,088           8,468,980           9,216,088          747,108



* Denotes a party-in-interest to the Plan.

           (A) Reportable transactions are defined as those transactions in excess of 5% individually or in the aggregate of the Plan's net assets available for benefit at the beginning of the Plan year.

         The accompanying notes to financial statements are an integral part of this schedule.

                                    SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Retirement Committee has duly caused this annual report to be signed on behalf of the Medco 401(k) Savings Plan by the undersigned thereunto duly authorized.

                                        MEDCO 401(k) SAVINGS PLAN

                                        By: /s/ JoAnn Reed
                                            ------------------------------------
                                                JoAnn Reed
                                                Member of the Retirement
                                                Committee

Date: June 22, 1999.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------

       As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 14, 1999 included in the financial statements and exhibits required by Form 11K Annual Report for the Medco 401 (k) Savings Plan into the Company's previously filed Post Effective Amendment on Form S-8 (No. 33-50667) to Registration Statement on Form S-4. It should be noted that we have not audited any financial statements of the plan, subsequent to December 31, 1998 or performed any audit procedures subsequent to the date of our report.



                                                        /s/ Arthur Andersen LLP
                                                            -------------------
                                                            Arthur Andersen LLP

New York, New York
June 28, 1999.